

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2012

<u>Via E-mail</u>
David Crane
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

> **Re: NRG Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 16, 2012**
> **File No. 333-183334**

Dear Mr. Crane:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the disclaimers noted below, as they imply an inappropriate limitation on investors' ability to rely on disclosure contained in the registration statement.

    • Disclaimer in the second italicized paragraph on page 101

    • Disclaimer in the italicized paragraph on the first page of Annex A

    • Disclaimer in Part II, Item 21 of the registration statement

The Merger, page 42

Background of the Merger, page 42

2. We note the disclosure in the second paragraph that the GenOn Board viewed NRG as the "most realistic business combination transaction." Please disclose whether the GenOn Board gave strong consideration to other potential transaction partners, and why it ultimately did not pursue transactions with such partners. Please also disclose the factors that the GenOn Board used in evaluating whether a business combination transaction is "realistic."

3. Please disclose whether NRG considered any potential transaction partners, other than GenOn, during the period between April 13, 2012 and July 20, 2012.

4. We refer you to the third full paragraph on page 46. Please disclose whether the exchange ratio of 0.1216 was determined based on the formula described in the penultimate paragraph on page 45. Please also disclose whether the parties in their negotiations targeted an exchange ratio that would result in a specific premium or range of premiums to GenOn stockholders.

Opinions of NRG's Financial Advisors, page 57

5. Please disclose the amounts of compensation paid during the past two years to each of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC and their respective affiliates by you and your affiliates as a result of material relationships. See Item 1015(b)(4) of Regulation M-A.

Interests of Directors and Executive Officers in the Merger, page 84

Interests of Directors and Executive Officers of GenOn in the Merger, page 85

Continued Service of Certain Employees and Directors, page 87

6. Please tell us when GenOn will identify the three directors, in addition to Mr. Muller, who will be appointed directors of NRG. Please disclose the identity of such directors when known.

Quantification of Potential Payments to Named Executive Officers in Connection with the Merger, page 89

7. We note that you have calculated the amounts disclosed assuming that the merger is consummated on December 31, 2012. Please disclose the amounts required by Item 402(t) of Regulation S-K assuming the latest practicable date before the mailing of the joint proxy statement/prospectus to GenOn's shareholders. See Instruction 1 to Item

402(t)(2) of Regulation S-K. Please confirm to us that you will update such date and the amounts disclosed as necessary before effectiveness.

Where You Can Find More Information, page 166

8. Please revise to specifically incorporate by reference the Forms 8-K filed by you on March 6, 2012 and by GenOn Energy, Inc. on January 12, 2012 and March 5, 2012.

Exhibit 5.1

9. Please revise the last paragraph to clarify that purchasers of the common stock being registered by the registration statement may rely on counsel's opinion. See Section II.B.3.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Brian Curci
NRG Energy, Inc.

Thomas Christopher
Kirkland & Ellis LLP